SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K for June 02, 2003

Sasol Limited

1 Sturdee Avenue

Rosebank 2196

South Africa

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

Enclosures:

Notification of director’s dealing in securities

30 May 2003

The JSE Securities Exchange SA

Listings Division

One Exchange Square

Gwen Lane

SANDOWN

2196

PER TELEFAX : 520-8596

Dear Sirs

DEALING IN SECURITIES BY A DIRECTOR OF SASOL LIMITED

In compliance with Rule 3.72 — 3.75 of the Listings Requirements of the JSE Securities Exchange South Africa, the following information is disclosed:

Director	R Havenstein
Office Held	Executive Director : Sasol Limited
Date transaction effected	30 May 2003
Number of shares	4 700
Price per share	R54,00
Total purchase price	R253 800,00
Class of Securities	Ordinary no par value shares
Nature of transaction	Take up and purchase of shares pursuant to exercise of share options
Nature and extent of Director’s interest	Beneficial holder

Yours faithfully

MICHELLE DU TOIT

MANAGER, COMPANY SECRETARIAL SERVICES

Sasol Limited  1979/003231/06

1 Sturdee Avenue Rosebank 2196   PO Box 5486  Johannesburg   1900   South Africa

Telephone +27 (0)11 441 3111   Facsimile +27 (0)11 788 5092  www.sasol.com

Directors: P du P Kruger (Chairman)  PV Cox (Deputy Chairman and Chief Executive)  E le R Bradley  WAM Clewlow  BP Connellan  LPA Davies (Executive Director)  JH Fourie (Executive Director)  R Havenstein (Executive Director)  S Montsi  TS Munday (Executive Director)   JE Schrempp (German)  CB Strauss  Company Secretary: NL Joubert

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 02, 2003
	By:	/s/sgd N L Joubert
Name: Dr N L Joubert
Title: Company Secretary